Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

	For the years ended June 30,
	2004	2003	2002	2001	2000
	(in US$ millions)
EARNINGS:
Pretax income from continuing operations (before minority interest)	$2,755	$1,643	$(7,234)	$335	$285
ADDBACK:
Dividends received from affiliates	81	21	14	5	42
Amortization of capitalized interest	40	35	35	30	32
Fixed charges	866	800	881	928	929
Subtotal earnings	3,742	2,499	(6,304)	1,298	1,288
LESS:
Equity (earnings) losses from affiliates	(170)	344	7,782	923	55
Earnings available for Fixed Charges	$3,572	$2,843	$1,478	$2,221	$1,343
FIXED CHARGES:
Interest on debt	$681	$673	$766	$779	$786
Finance lease charges	3	1	1	1	3
Capitalized interest	42	26	22	63	53
Perpetual preference dividends paid	27	27	27	28	28
Interest element on rental expense	113	73	65	57	59
Total Fixed Charges	$866	$800	$881	$928	$929
RATIO OF EARNINGS TO FIXED CHARGES	4.12	3.55	1.68	2.39	1.45